UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Amendment No. 4

PSB Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69360N108

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  69360N108

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Lawrence Hanz, Jr.

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐

(b)  ☒

3.

SEC Use Only

4.

Citizenship or Place of Organization  United States

Number of

5.

Sole Voting Power  92,895

Shares Bene-

ficially

6.

Shared Voting Power  0

Owned by Each

Reporting

7.

Sole Dispositive Power  92,895

Person With:

8.

Shared Dispositive Power  0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person  92,895

10.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (11)  5.6%

12.

Type of Reporting Person (See Instructions)

     IN

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Item 1.

Name of Issuer:

(a)

PSB Holdings, Inc.

Item 1.

Address of Issuer’s Principal Executive Offices:

(b)

1905 West Stewart Avenue

Wausau, WI  54401

Item 2.

Name of Person Filing:

(a)

Lawrence Hanz, Jr.

Item 2.

Residence:

(b)

2102 Clarbeth

Schofield, WI  54476

Item 2.

Citizenship:

(c)

United States

Item 2.

Title of Class of Securities:

(d)

Common Stock

Item 2.

CUSIP Number:

(e)

69360N108

Item 3.

If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  ☐

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)  ☐

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)  ☐

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)  ☐

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)  ☐

An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)  ☐

An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)  ☐

A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)  ☐

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  ☐

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  ☐

Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership

The following information is provided as of January 8, 2013, for the calendar year ending December 31, 2012:

(a)

Amount beneficially owned:  92,895

(b)

Percent of class:  5.6%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:  92,895

(ii)

Shared power to vote or to direct the vote:  0

(iii)

Sole power to dispose or to direct the disposition of:  92,895

(iv)

Shared power to dispose or to direct the disposition of:  0

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.

Identification and Classification of Members of the Group

Not applicable.

Item 9.

Notice of Dissolution of a Group

Not applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

January 9, 2013

LAWRENCE HANZ, JR.

Lawrence Hanz, Jr.